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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

VIA EDGAR AND BY HAND

October 24, 2011

Chris Chase
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	IPALCO Enterprises, Inc.
Registration Statement on Form S-4
File No. 333-177234

Dear Mr. Chase:

IPALCO Enterprises, Inc., an Indiana corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Act”), Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-4 (the “Registration Statement”) filed on October 7, 2011.

This letter responds to certain verbal comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received via telephone on October 20, 2011. For convenience, such verbal comments are recited below.

Comment:

1.	The Staff has requested that the Company include the applicable undertakings called for by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K under the Act.

Response:

The Company has revised the Registration Statement to include the appropriate undertakings.  Please see page II-4 of the Amendment.

Comment:

2.
The Staff has noted that on page 113 of the Registration Statement under “—Conditions to the Exchange Offer,” the Company has reserved the right to “…terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.” The Staff has requested that the Company revise the disclosure to state that such right only arises until the expiration of the exchange offer.
Response:

The Company has revised the Registration Statement in response to this request.  Please see page 113 of the Amendment.

Comment:

3.
The Staff noted that that the Company is registering the new notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, the Staff has requested that the Company provide it with a supplemental letter stating that it is registering the exchange offer in reliance on the position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company has included the above-requested letter as an enclosure to this letter (as Annex A).

For your convenience, two copies of the Amendment (marked against the initial filing of the Registration Statement) are enclosed with the hand delivery. If you have any questions or comments about the foregoing, please do not hesitate to contact me at the contact information first set forth above.

Very truly yours,

By:	/s/ Richard D. Truesdell, Jr.
	Name:	Richard D. Truesdell, Jr.

cc:	William P. Marsan, Esq.
IPALCO Enterprises, Inc.
One Monument Circle
Indianapolis, IN 46204

Enclosures

Annex A

IPALCO ENTERPRISES, INC.
One Monument Circle
Indianapolis, IN  46204

October 24, 2011

VIA EDGAR AND BY HAND

Chris Chase
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	IPALCO Enterprises, Inc.
Registration Statement on Form S-4
File No. 333-177234

Dear Mr. Chase:

In connection with the above-referenced Registration Statement on Form S-4 relating to the offer by IPALCO Enterprises, Inc. (the “Company”) to exchange its 5.00% new Senior Secured Notes due 2018 for its outstanding 5.00% Senior Secured Notes due 2018, the Company hereby confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission that the Company is registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

The Company represents to the Staff that:

(i)  The Company has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of participating in a distribution of the new notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the required selling securityholder information.

(ii)  The Company will also make each person participating in the exchange offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the new notes.

(iii) The Company will also make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities and who receives new notes in exchange for such old notes in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new notes.

(iv)  The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at (317) 261-8261.

Very truly yours,

By:	/s/ William P. Marsan, Esq.
	Name:	William P. Marsan, Esq.
	Title:	Vice President, Secretary and General Counsel

cc:	Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017